SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

WGL HOLDINGS, INC.
WASHINGTON GAS LIGHT COMPANY
HAMPSHIRE GAS COMPANY
BRANDYWOOD ESTATES, INC.
CRAB RUN GAS COMPANY

WASHINGTON GAS RESOURCES CORP.
PRIMARY INVESTORS, LLC

File No. 70-9653

(Public Utility Holding Company Act of 1935)

) ) ) ) ) ) ) ) ) ) ) ) )	Certificate of Notification No. 2 Pursuant to Rule 24 Transactions During Period January 1, 2001 through March 31, 2001

TO THE SECURITIES AND EXCHANGE COMMISSION:

This certification is filed in compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 and Securities and Exchange Commission Orders dated October 13, 2000 (HCAR No. 27253) and November 13, 2000 (HCAR No. 27276). Those orders authorized financing transactions that are described more fully in the Form U-1 Application, filed March 31, 2000, as amended by Forms U-1/A Application/Declaration, filed on July 7, 2000 and October 13, 2000. This Certificate of Notification ("Certificate") provides financial information required by the aforementioned Orders covering the period January 1, 2001 through March 31, 2001. In addition, this Certificate includes certain information associated with the WGL Holdings Inc. (WGL Holdings) Money Pool and certain investments in consumer financing companies.

Confidential treatment is requested for the Company's response to certain information, pursuant to Rule 104(b). Instances in which the Company is requesting such confidential treatment is identified immediately before the Company's response:

(a)The sales of Common Stock by WGL Holdings and the purchase price per share and the market price per share at the date of the agreement of sale:
  During the period covered by this Certificate, WGL Holdings issued no Common stock. Further, there were no public issuances of previously unissued stock by WGL Holdings during that period.
  (b)The total number of shares of Common Stock issued or issuable under options granted during the quarter under any stock plan or otherwise.

  On January 1, 2001, WGL Holdings issued 1,424 shares on vesting of certain restricted stock for officers. On January 12, 2001, WGL Holdings issued 14,560 shares of common stock out of treasury shares pursuant to exercise of a stock option held by the surviving spouse of a deceased officer of the Company. No other shares of Common Stock were issued or issuable under options granted under any stock plans or otherwise during the period covered by this Certificate.

  (c)If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value of the company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

  During the period covered by this Certificate, no such Common Stock was issued by WGL Holdings or its subsidiaries.

  (d)The amount and terms of any long-term debt, preferred stock, or other forms of preferred or equity linked securities issued directly or indirectly during the quarter by WGL Holdings:

  During the period covered by this Certificate, no long-term debt, preferred stock or other forms of preferred or equity linked securities were issued directly or indirectly by WGL Holdings.

  (e)The amount and terms of any short-term debt issued by WGL Holdings or Washington Gas Light Company during the quarter:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  (f)The name of the guarantor and the beneficiary of any WGL Holdings guarantee or Nonutility Subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  (g)The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  (h)The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  (i)The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  (j)A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

  A U-6B-2 statement was filed on behalf of Washington Gas Light Company and WGL Holdings on February 26, 2001. The security covered was the issuance of a $30,000,000 unsecured Medium Term Note issued in January 2001 at a fixed interest rate of 6.64%, which will expire in January 2011.

  (k)Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including WGL Holdings, that has engaged in any jurisdictional financing transactions during the quarter.

  See SEC Form 10-Q for the quarter ended March 31, 2001, which was filed on May 15, 2001 by WGL Holdings and Washington Gas Light Company as co-registrants. That SEC Form 10-Q contains the consolidated balance sheets of WGL Holdings and Washington Gas Light Company, and is incorporated herein by reference.

  Confidential treatment for the portion of this response applicable to the jurisdictional financings by nonutility subsidiary companies is requested pursuant to Rule 104(b).

  (l)Formation of new or investments in existing Intermediate or Financing subsidiaries:

Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).
SIGNATURE
 Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Company has caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

WGL Holdings, Inc.

By: /s/Robert E. Tuoriniemi .

Robert E. Tuoriniemi
Controller

Date: May 30, 2001